Exhibit 99.1

Dada Announces Unaudited Fourth Quarter and Fiscal Year 2023 Financial Results

SHANGHAI, China, March 25, 2024 (GLOBE NEWSWIRE) -- Dada Nexus Limited (NASDAQ: DADA, “Dada” or the “Company”), China’s leading local on-demand retail and delivery platform, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2023.

Fourth Quarter 2023 Financial Results

Total net revenues were RMB2,752.2 million, an increase of 2.7% year over year from RMB2,681.0 million in the same period of 2022.

	For the three months ended December 31,		YoY%
	2022	2023	change

	(RMB in thousands)
Net revenues
JDDJ
Services note (1)	1,798,041	1,547,004	(14.0)%
Sales of goods	—	1,527	Not applicable
Subtotal	1,798,041	1,548,531	(13.9)%
Dada Now
Services	863,116	1,191,880	38.1%
Sales of goods	19,879	11,778	(40.8)%
Subtotal	882,995	1,203,658	36.3%
Total	2,681,036	2,752,189	2.7%

Note:(1) Includes net revenues from (i) commission fee, and online advertising and marketing services of RMB1,090,437 and RMB861,910 for the three months ended December 31, 2022 and 2023, respectively; and (ii) fulfillment services and others of RMB707,604 and RMB685,094 for the three months ended December 31, 2022 and 2023, respectively.

•	Net revenues generated from JDDJ decreased by 13.9% from RMB1,798.0 million in the fourth quarter of 2022 to RMB1,548.5 million in the fourth quarter of 2023, mainly due to the decrease in online advertising and marketing services revenues.

•	Net revenues generated from Dada Now increased by 36.3% from RMB883.0 million in the fourth quarter of 2022 to RMB1,203.7 million in the fourth quarter of 2023, mainly driven by the increase in order volume of intra-city delivery services provided to various chain merchants.

Total costs and expenses were RMB4,077.9 million, compared with RMB3,114.9 million in the same quarter of 2022.

•	Operations and support costs were RMB1,918.9 million, compared with RMB1,574.6 million in the same quarter of 2022. The increase was primarily due to an increase in rider cost as a result of increasing order volume of intra-city delivery services provided to various chain merchants.

•	Selling and marketing expenses were RMB1,002.3 million, compared with RMB1,293.5 million in the same quarter of 2022. The decrease was primarily due to (i) a decrease in promotional activities conducted on JDDJ platform, and (ii) a decrease in advertising and marketing expenses.

•	General and administrative expenses were RMB88.8 million, compared with RMB101.0 million in the same quarter of 2022. The decrease was primarily due to (i) a decrease in amortization of intangible assets arising from the acquisition of JDDJ in 2016, and (ii) a decrease in share-based compensation expenses.

•	Research and development expenses were RMB91.5 million, compared with RMB125.7 million in the same quarter of 2022. The decrease was mainly attributable to the decrease in research and development personnel cost.

•	Impairment loss of goodwill was RMB957.6 million.

Loss from operations was RMB1,314.7 million, compared with RMB399.6 million in the same quarter of 2022.

Non-GAAP loss from operations1 was RMB190.2 million, compared with RMB207.0 million in the same quarter of 2022.

Net loss was RMB1,282.4 million, compared with RMB370.6 million in the same period of 2022.

Non-GAAP net loss2 was RMB159.1 million, compared with RMB179.2 million in the same period of 2022.

Basic and diluted net loss per share was RMB1.22, compared with RMB0.36 for the fourth quarter of 2022.

Non-GAAP basic and diluted net loss per share3 was RMB0.15, compared with RMB0.18 for the fourth quarter of 2022.

Fiscal Year 2023 Financial Results4

Total net revenues were RMB10,506.3 million, an increase of 12.2% year over year from RMB9,367.6 million in the same period of 2022.

	For the year ended December 31,		YoY%
	2022	2023	change

	(RMB in thousands)
Net revenues
JDDJ
Services note (2)	6,205,180	6,489,420	4.6%
Sales of goods	4,845	2,334	(51.8)%
Subtotal	6,210,025	6,491,754	4.5%
Dada Now
Services	3,082,928	3,963,593	28.6%
Sales of goods	74,642	50,903	(31.8)%
Subtotal	3,157,570	4,014,496	27.1%
Total	9,367,595	10,506,250	12.2%

Note:

(2) Includes net revenues from (i) commission fee, and online advertising and marketing services of RMB3,831,218 and RMB3,810,368 for fiscal year 2022 and 2023, respectively; and (ii) fulfillment services and others of RMB2,373,962 and RMB 2,679,052 for fiscal year 2022 and 2023, respectively.

•	Net revenues generated from JDDJ increased by 4.5% from RMB6,210.0 million in 2022 to RMB6,491.8 million in 2023, mainly due to the increase in fulfillment services and commission fee, partially offset by the decrease in online advertising and marketing services.

•	Net revenues generated from Dada Now increased by 27.1% from RMB3,157.6 million in 2022 to RMB4,014.5 million in 2023, mainly driven by the increase in order volume of intra-city delivery services provided to various chain merchants.

Total costs and expenses were RMB12,678.6 million, compared with RMB11,608.0 million in 2022.

•	Operations and support costs were RMB6,530.3 million, compared with RMB5,743.0 million in 2022. The increase was primarily due to an increase in rider cost as a result of increasing order volume of intra-city delivery services provided to various chain merchants.

•	Selling and marketing expenses were RMB4,474.1 million, compared with RMB4,747.9 million in 2022. The decrease was primarily due to (i) a decrease in promotional activities conducted on JDDJ platform, and (ii) a decrease in advertising and marketing expenses.

•	General and administrative expenses were RMB252.8 million, compared with RMB408.8 million in 2022. The decrease was primarily due to (i) a decrease in amortization of intangible assets arising from the acquisition of JDDJ in 2016, (ii) a decrease in share-based compensation expenses.

•	Research and development expenses were RMB416.3 million, compared with RMB630.9 million in 2022. The decrease was mainly attributable to the decrease in research and development personnel cost.

•	Impairment loss of goodwill was RMB957.6 million.

Loss from operations was RMB2,108.5 million, compared with RMB2,119.5 million in 2022.

Non-GAAP loss from operations1 was RMB487.8 million, compared with RMB1,432.7 million in 2022.

Net loss was RMB1,957.5 million, compared with RMB2,008.0 million in 2022.

Non-GAAP net loss2 was RMB341.8 million, compared with RMB1,326.2 million in 2022.

Basic and diluted net loss per share was RMB1.88, compared with RMB1.98 in 2022.

Non-GAAP basic and diluted net loss per share3 was RMB0.33, compared with RMB1.31 in 2022.

As of December 31, 2023, the Company had RMB3,970.6 million in cash, cash equivalents, restricted cash and short-term investments, compared with RMB4,370.4 million as of December 31, 2022.

Environment, Social Responsibility and Governance (ESG)

•	ESG honors:

■	In September 2023, the S&P Global Corporate Sustainability Assessment (CSA) gave Dada an ESG score of 37, placing Dada in the top 16% of the industry. The S&P CSA is an annual evaluation of companies' sustainability practices which powers the Dow Jones Sustainability Index.

■	In December 2023, Morgan Stanley Capital International (MSCI) upgraded Dada's ESG rating from BBB to A. MSCI is a leading provider of critical decision support tools and services for the global investment community with over 50 years of expertise in research, data and technology. The MSCI ESG rating is designed to measure a company's resilience to long-term industry, environmental, social and governance risks.

•	Care for riders:

■	From October 2023 to the end of February 2024, Dada held about 200 rider care events nationwide and distributed hundreds of thousands of winter care kits to riders. In addition, Dada invested around RMB100 million in rider incentives and subsidies to improve riders’ earnings.

Share Repurchase

The board of directors of the Company (the “Board”) has authorized a share repurchase program of up to US$40 million of American depository shares funded by existing cash balance for a two-year period through March 2026. The share repurchase may be effected on the open market at prevailing market prices and/or in negotiated transactions off the market from time to time as market conditions warrant in accordance with applicable requirements of Rule 10b5-1 and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended.

Conference Call

The Company will host a conference call to discuss the earnings at 9:30 p.m. Eastern Time on Monday, March 25, 2024 (9:30 a.m. Beijing time on Tuesday, March 26, 2024).

Please register in advance of the conference using the link provided below and dial in 10 minutes prior to the call.

PRE-REGISTER LINK: https://s1.c-conf.com/diamondpass/10036981-hg876t.html

Upon registration, each participant will receive details for the conference call, including dial-in numbers, conference call passcode and a unique access PIN. To join the conference, please dial the number provided, enter the passcode followed by your PIN, and you will join the conference.

A telephone replay of the call will be available after the conclusion of the conference call through April 2, 2024.

Dial-in numbers for the replay are as follows:

U.S./Canada	1-855-883-1031
Mainland China	400-1209-216
Hong Kong	800-930-639
Replay PIN	10036981

A live and archived webcast of the conference call will be available on the Investor Relations section of Dada’s website at https://ir.imdada.cn/.

Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net margin, and non-GAAP net income/(loss) per share as supplemental measures to review and assess its financial and operating performance. Non-GAAP income/(loss) from operations is income/(loss) from operations excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from acquisitions and impairment loss of goodwill. Non-GAAP net income/(loss) is net income/(loss) excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from acquisitions, tax benefit from amortization of such intangible assets, and impairment loss of goodwill. Non-GAAP net margin is non-GAAP net income/(loss) as a percentage of total net revenues. Non-GAAP net income/(loss) per share is non-GAAP net income/(loss) divided by weighted average number of shares used in calculating net income/(loss) per share.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. Non-GAAP income/(loss) from operations and non-GAAP net income/(loss) enable the Company’s management to assess the Company’s financial and operating results without considering the impact of share-based compensation expenses, amortization of intangible assets resulting from acquisitions, tax benefit from amortization of such intangible assets, and impairment loss of goodwill. The Company also believes that the use of the non-GAAP financial measures facilitates investors’ assessment of the Company’s financial and operating performance.

The non-GAAP financial measures are not defined under accounting principles generally accepted in the United States of America (“U.S. GAAP”) and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation expenses, amortization of intangible assets resulting from acquisitions, and tax benefit from amortization of such intangible assets have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP financial measures. Impairment loss of goodwill is not considered by the management when evaluating the core operating results and may not be indicative of the Company's business outlook. Further, the non-GAAP financial measures may differ from the non-GAAP financial measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, non-GAAP financial measures should not be considered in isolation from or as an alternative to financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. Dada may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Dada’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dada’s strategies; Dada’s future business development, financial condition and results of operations; Dada’s ability to maintain its relationship with major strategic investors; its ability to offer quality on-demand retail experience and provide efficient on-demand delivery services; its ability to maintain and enhance the recognition and reputation of its brands; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Dada’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Dada does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Dada

Dada is a leading local on-demand retail and delivery platform in China. It operates JDDJ, one of China’s largest local on-demand retail platforms for retailers and brand owners, and Dada Now, a leading local on-demand delivery platform open to merchants and individual senders across various industries and product categories. The Company’s two platforms are inter-connected and mutually beneficial. The vast volume of on-demand delivery orders from the JDDJ platform increases order volume and density for the Dada Now platform. Meanwhile, the Dada Now platform enables improved delivery experience for participants on the JDDJ platform through its readily accessible fulfillment solutions and strong on-demand delivery infrastructure.

For more information, please visit https://ir.imdada.cn/.

For investor inquiries, please contact:

Dada Nexus Limited

Ms. Caroline Dong

E-mail: ir@imdada.cn

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86-178-1749 0483

E-mail: rene.vanguestaine@christensencomms.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: linda.bergkamp@christensencomms.com

For media inquiries, please contact:

Dada Nexus Limited

E-mail: PR@imdada.cn

Appendix I

DADA NEXUS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

	As of December 31,	As of December 31,
	2022	2023
	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	1,233,974	1,893,032
Restricted cash	433,895	519,207
Short-term investments	2,702,524	1,558,315
Accounts receivable, net	313,502	386,768
Inventories	8,826	9,270
Amount due from related parties	1,060,987	1,287,080
Prepayments and other current assets	606,502	415,326
Total current assets	6,360,210	6,068,998
Non-current assets
Property and equipment, net	16,849	8,392
Goodwill	957,605	—
Intangible assets, net	1,665,320	1,479,644
Operating lease right-of-use assets	37,592	16,335
Other non-current assets	8,223	512
Total non-current assets	2,685,589	1,504,883

TOTAL ASSETS	9,045,799	7,573,881

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term loan	100,000	—
Accounts payable	9,791	5,008
Payable to riders and drivers	794,320	867,323
Amount due to related parties	147,003	190,039
Accrued expenses and other current liabilities	931,943	922,483
Operating lease liabilities	24,460	14,719
Total current liabilities	2,007,517	1,999,572

Non-current liabilities
Deferred tax liabilities	21,988	16,979
Non-current operating lease liabilities	16,574	414
Total non-current liabilities	38,562	17,393

TOTAL LIABILITIES	2,046,079	2,016,965

TOTAL SHAREHOLDERS’ EQUITY	6,999,720	5,556,916

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	9,045,799	7,573,881

DADA NEXUS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in thousands, except share and per share data and otherwise noted)

	For the three months ended December 31,		For the year ended December 31,
	2022	2023	2022	2023
	RMB	RMB	RMB	RMB
Net revenues	2,681,036	2,752,189	9,367,595	10,506,250
Costs and expenses
Operations and support	(1,574,603)	(1,918,942)	(5,743,010)	(6,530,343)
Selling and marketing	(1,293,509)	(1,002,293)	(4,747,926)	(4,474,087)
General and administrative	(101,009)	(88,754)	(408,771)	(252,802)
Research and development	(125,665)	(91,490)	(630,911)	(416,346)
Impairment loss of goodwill	—	(957,605)	—	(957,605)
Other operating expenses	(20,113)	(18,770)	(77,423)	(47,456)
Total costs and expenses	(3,114,899)	(4,077,854)	(11,608,041)	(12,678,639)
Other operating income	34,237	10,932	120,921	63,859
Loss from operations	(399,626)	(1,314,733)	(2,119,525)	(2,108,530)

Other income/(expenses)
Interest expenses	(5,477)	—	(10,946)	(807)
Others, net	33,268	31,091	117,625	146,782
Total other income	27,791	31,091	106,679	145,975
Loss before income tax benefits	(371,835)	(1,283,642)	(2,012,846)	(1,962,555)
Income tax benefits	1,253	1,253	4,841	5,012
Net loss	(370,582)	(1,282,389)	(2,008,005)	(1,957,543)

Net loss per ordinary share:
Basic	(0.36)	(1.22)	(1.98)	(1.88)
Diluted	(0.36)	(1.22)	(1.98)	(1.88)

Weighted average shares used in calculating net loss per share
Basic	1,021,484,524	1,049,683,427	1,015,265,686	1,040,680,392
Diluted	1,021,484,524	1,049,683,427	1,015,265,686	1,040,680,392

Net loss	(370,582)	(1,282,389)	(2,008,005)	(1,957,543)
Other comprehensive (loss)/income
Foreign currency translation adjustments, net of tax of nil	(36,054)	(33,112)	333,507	89,780
Total comprehensive loss	(406,636)	(1,315,501)	(1,674,498)	(1,867,763)

DADA NEXUS LIMITED

Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands, except share, per share and percentage data)

	For the three months ended December 31,		For the year ended December 31,
	2022	2023	2022	2023
	RMB	RMB	RMB	RMB
Loss from operations	(399,626)	(1,314,733)	(2,119,525)	(2,108,530)
Add:
Share-based compensation expenses	55,838	46,584	218,730	163,153
Amortization of intangible assets resulting from acquisitions	136,755	120,380	468,058	500,015
Impairment loss of goodwill	—	957,605	—	957,605
Non-GAAP loss from operations	(207,033)	(190,164)	(1,432,737)	(487,757)

Net loss	(370,582)	(1,282,389)	(2,008,005)	(1,957,543)
Add:
Share-based compensation expenses	55,838	46,584	218,730	163,153
Amortization of intangible assets resulting from acquisitions	136,755	120,380	468,058	500,015
Impairment loss of goodwill	—	957,605	—	957,605
Income tax benefit	(1,253)	(1,253)	(5,012)	(5,012)
Non-GAAP net loss	(179,242)	(159,073)	(1,326,229)	(341,782)

Net revenues	2,681,036	2,752,189	9,367,595	10,506,250

Non-GAAP net margin	(6.7)%	(5.8)%	(14.2)%	(3.3)%

Non-GAAP net loss per ordinary share
Basic	(0.18)	(0.15)	(1.31)	(0.33)
Diluted	(0.18)	(0.15)	(1.31)	(0.33)

Weighted average shares used in calculating net loss per share
Basic	1,021,484,524	1,049,683,427	1,015,265,686	1,040,680,392
Diluted	1,021,484,524	1,049,683,427	1,015,265,686	1,040,680,392

Appendix II

Corrections to Certain Line Items of Previously Released Unaudited Quarterly Condensed Consolidated Financial Statements for the First, Second and Third Quarters of Fiscal Year 2023

As previously disclosed by the Company in its Form 6-K filed on January 8, 2024, the audit committee of its Board, with the assistance of independent professional advisers, initiated an independent review of certain suspicious practices that were identified during a routine internal audit by the Company and that might cast doubt on certain revenues from the Company’s online advertising and marketing services in 2023 (the “Independent Review”). Based on the findings of the Independent Review, the Company’s net revenues were overstated by approximately RMB40 million in the first quarter of 2023, RMB214 million in the second quarter of 2023, and RMB245 million in the third quarter of 2023, respectively. The Company’s operations and support costs were overstated by approximately RMB42 million in the first quarter of 2023, RMB214 million in the second quarter of 2023, and RMB250 million in the third quarter of 2023, respectively. Transactions at issue prior to fiscal year 2023 had immaterial impact on the Company’s financial statements, therefore no corrections were made to the previously issued unaudited/audited consolidated financial statements prior to fiscal year 2023.

The Company is setting forth corrections to certain line items for the transactions at issue, which include net revenues, operations and support costs, accounts receivable, net, and prepayments and other current assets. The tables below illustrate the impact of the aforementioned corrections on the Company’s unaudited condensed consolidated balance sheets, and unaudited condensed consolidated statements of operations and comprehensive loss for the applicable quarterly periods of fiscal year 2023.

DADA NEXUS LIMITED

CORRECTED LINE ITEMS OF UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

	As of March 31, 2023			As of June 30, 2023			As of September 30, 2023
	As previously reported	Adjustments	As revised	As previously reported	Adjustments	As revised	As previously reported	Adjustments	As revised
	RMB		RMB	RMB		RMB	RMB		RMB
ASSETS
Current assets
Accounts receivable, net	346,069	(36,652)	309,417	402,429	(46,440)	355,989	432,746	(39,281)	393,465
Prepayments and other current assets	587,309	36,652	623,961	319,007	46,440	365,447	253,193	39,281	292,474
Total current assets	5,813,300	—	5,813,300	5,766,159	—	5,766,159	6,105,208	—	6,105,208
Total non-current assets	2,526,302	—	2,526,302	2,736,390	—	2,736,390	2,609,384	—	2,609,384

TOTAL ASSETS	8,339,602	—	8,339,602	8,502,549	—	8,502,549	8,714,592	—	8,714,592

TOTAL LIABILITIES	1,678,029	—	1,678,029	1,541,214	—	1,541,214	1,888,813	—	1,888,813
TOTAL SHAREHOLDERS’ EQUITY	6,661,573	—	6,661,573	6,961,335	—	6,961,335	6,825,779	—	6,825,779
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,339,602	—	8,339,602	8,502,549	—	8,502,549	8,714,592	—	8,714,592

DADA NEXUS LIMITED

CORRECTED LINE ITEMS OF UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in thousands)

	For the three months ended March 31, 2023			For the three months ended June 30, 2023			For the three months ended September 30, 2023
	As previously reported	Adjustments	As revised	As previously reported	Adjustments	As revised	As previously reported	Adjustments	As revised
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Net revenues	2,575,500	(40,091)	2,535,409	2,810,599	(213,786)	2,596,813	2,866,554	(244,715)	2,621,839
Costs and expenses
Operations and support	(1,437,235)	40,091	(1,397,144)	(1,716,808)	213,786	(1,503,022)	(1,955,950)	244,715	(1,711,235)
Selling and marketing	(1,316,643)	—	(1,316,643)	(1,136,655)	—	(1,136,655)	(1,018,496)	—	(1,018,496)
General and administrative	(78,567)	—	(78,567)	(56,431)	—	(56,431)	(29,050)	—	(29,050)
Research and development	(128,795)	—	(128,795)	(101,964)	—	(101,964)	(94,097)	—	(94,097)
Other operating expenses	(12,948)	—	(12,948)	(5,978)	—	(5,978)	(9,760)	—	(9,760)
Total costs and expenses	(2,974,188)	40,091	(2,934,097)	(3,017,836)	213,786	(2,804,050)	(3,107,353)	244,715	(2,862,638)
Other operating income	12,321	—	12,321	10,286	—	10,286	30,320	—	30,320
Loss from operations	(386,367)	—	(386,367)	(196,951)	—	(196,951)	(210,479)	—	(210,479)

Total other income	34,666	—	34,666	36,971	—	36,971	43,247	—	43,247
Loss before income tax benefits	(351,701)	—	(351,701)	(159,980)	—	(159,980)	(167,232)	—	(167,232)
Income tax benefits	1,253	—	1,253	1,253	—	1,253	1,253	—	1,253
Net loss	(350,448)	—	(350,448)	(158,727)	—	(158,727)	(165,979)	—	(165,979)
Other comprehensive (loss)/income
Foreign currency translation adjustments, net of tax of nil	(29,902)	—	(29,902)	160,986	—	160,986	(8,192)	—	(8,192)
Total comprehensive loss	(380,350)	—	(380,350)	2,259	—	2,259	(174,171)	—	(174,171)

The table below sets forth the corrections to the breakdown of net revenues for the periods indicated:

	For the three months ended March 31, 2023			For the three months ended June 30, 2023			For the three months ended September 30, 2023
	As previously reported	Adjustments	As revised	As previously reported	Adjustments	As revised	As previously reported	Adjustments	As revised
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Net revenues
JDDJ
Services	1,826,655	(40,091)	1,786,564	1,830,165	(213,786)	1,616,379	1,784,188	(244,715)	1,539,473
Sales of goods	—	—	—	—	—	—	807	—	807
Subtotal	1,826,655	(40,091)	1,786,564	1,830,165	(213,786)	1,616,379	1,784,995	(244,715)	1,540,280
Dada Now
Services	733,775	—	733,775	965,773	—	965,773	1,072,165	—	1,072,165
Sales of goods	15,070	—	15,070	14,661	—	14,661	9,394	—	9,394
Subtotal	748,845	—	748,845	980,434	—	980,434	1,081,559	—	1,081,559
Total	2,575,500	(40,091)	2,535,409	2,810,599	(213,786)	2,596,813	2,866,554	(244,715)	2,621,839

1 Non-GAAP income/(loss) from operations represents income/(loss) from operations excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from acquisitions and impairment loss of goodwill.

2 Non-GAAP net income/(loss) represents net income/(loss) excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from acquisitions, tax benefit from amortization of such intangible assets, and impairment loss of goodwill.

3 Non-GAAP net income/(loss) per share is non-GAAP net income/(loss) divided by weighted average number of shares used in calculating net income/(loss) per share.

4 Fiscal year 2023 financial results had reflected the impact of corrections to certain line items of previously released unaudited quarterly condensed consolidated financial statements for the first three quarters of fiscal year 2023. Please refer to appendix II of this earnings release for details.